THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.


STOCK PURCHASE AGREEMENT
COMMON STOCK


THIS STOCK PURCHASE AGREEMENT (this "Agreement") is dated effective as of the date set forth on the siganture page and is made and tendered to The Hydrogen Group, Inc., a Florida corporation (the "Company"), by the individual or entity identified on the signature page hereto ("Purchaser").


RECITALS


A.   The Company was incorporated under the corporate laws of the State of Florida (the "State") as in effect at any given time (the "Act").

B.   The Company is offering shares of its common stock, par value $0.01 per share ("Common Stock") at a purchase price of $0.25 per share in an offering exempt from registration under Rule 4(a)(6) of the Securities Act of 1933, as in effect at any given time (the "Securities Act").

C.   Purchaser wishes to purchase and the Company wishes to issue to Purchaser the number of shares of Common Stock set forth on Purchaser's signature page hereto (the "Securities") upon the terms and conditions contained in this Agreement.

The parties therefore agree as follows:

1.   Subscription for Securities; Payment; Shareholders Agreement. On and subject to the terms and conditions of this Agreement:

(a)   *Subscription.* Purchaser hereby subscribes for the Securities, and the Company agrees to issue the Securities to Purchaser in consideration for Purchaser tendering to the Company the amount cash for said subscription as set forth on Purchaser's signature page hereto (the "Purchase Amount").

2.   Share Issuance.

(a)   *Issuance of Shares*. Upon Purchaser's payment of the Purchase Amount to the Company, the Company shall record the name of Purchaser on the Company's book entry stock ledger. For purposes of this Agreement, the term "record holder" means the person whose name appears on the Company's books and records as the Purchaser owning the Securities at issue.

(b)   *Register of Shares*. The Company shall maintain books for the purpose of registering the transfer of shares of capital stock in the Company. Securities transferred in accordance with the terms of this Agreement, or any agreement between or among the shareholders of the Company, shall be transferable on the books of the Company by the record holder of such shares in person or by such record holder's duly authorized attorney

3.   No Registration Statement. Purchaser acknowledges and agrees that the Securities have not been registered with the Securities and Exchange Commission or any state but have been issued pursuant to exemptions under the Securities Act.

4.   Transfer of Securities Restricted. The sale, transfer, pledge, hypothecation or other disposition of the Securities is hereby restricted and may not be accomplished without the consent of the Company or compliance with (i) the registration provisions of the Securities Act and applicable state securities laws or an opinion of counsel satisfactory to the Company's Board of Directors that registration is unnecessary or an exemption from registration under the Securities Act and applicable state securities laws or (ii) in accordance with Section 4(a)(6). The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing the Securities and any Certificate, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

5.   Representations and Warranties. Purchaser represents and warrants to the Company and the Company's Board of Directors (the "Board of Directors"):

(a)   The Purchaser has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Purchaser has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Purchaser understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to 4(a)(6), in which case certain state transfer restrictions may apply.

(c)   The Purchase Amount does not exceed the limitations on investment as set forth in Section Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The Purchaser is purchasing this instrument and the securities to be acquired by the Purchaser hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Purchaser's representations as expressed herein.

(e) The Purchaser acknowledges that the Purchaser has reviewed the Form C and received all the information the Purchaser has requested from the Company and the Purchaser considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Purchaser represents that the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Purchaser. In deciding to purchase this instrument, the Purchaser is not relying on the advice or recommendations of the Company or of Fundme.com, Inc. and the Purchaser has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Purchaser. The Purchaser understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Purchaser understands and acknowledges that the Securities have limited voting rights and accordingly, that Purchaser shall have limited rights, including limited voting rights and limited information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Purchaser understands that no public market now exists for any of the Securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the Securities to be acquired by the Purchaser hereunder.

(h) The Purchaser is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Purchaser hereby represents and agrees that if Purchaser's country of residence or other circumstances change such that the above representations are no longer accurate, Purchaser will immediately notify Company. Purchaser further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Securities to a party subject to U.S. or other applicable sanctions.

(i) If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Securities and the underlying securities will not violate any applicable securities or other laws of the Purchaser's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Securities; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Securities and the underlying securities. The Purchaser acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Securities (and the Purchaser's beneficial interest therein) and the underlying securities.

(j)   If the Purchaser is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Purchaser of the Agreement is within the power of the Purchaser and has been duly authorized by all necessary actions on the part of the Purchaser; (iii) to the knowledge of the Purchaser, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Purchaser; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Purchaser; result in the acceleration of any material indenture or contract to which the Purchaser is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

6.   Patriot Act Compliance.

(a)   Purchaser hereby acknowledges that the Company seeks to comply with all applicable laws concerning money laundering and similar activities. In furtherance of such efforts, Purchaser hereby represents and agrees that, to the best of Purchaser's knowledge based upon appropriate diligence and investigation: (i) none of the cash or property that is paid or contributed to the Company by Purchaser shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment to the Company by Purchaser shall (to the extent that such matters are within Purchaser's control) cause the Company or the Board of Directors to be in violation of the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. Purchaser shall promptly notify the Board of Directors if any of the foregoing shall cease to be true and accurate with respect to Purchaser.

(b)   Purchaser hereby agrees to provide to the Company any additional information regarding Purchaser deemed necessary or convenient by the Company to ensure compliance with all applicable laws concerning money laundering and similar illicit activities. Purchaser understands and agrees that the Company or the Board of Directors may release confidential information about Purchaser and, if applicable, any underlying beneficial owners, to proper authorities if the Company, in its sole discretion, determines that it is in the best interests of the Company or its affiliates in light of relevant rules and regulations under the laws set forth above.

(c)   Purchaser understands and agrees that, if at any time Purchaser is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering and similar activities, the Board of Directors may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to, segregation and/or redemption of Purchaser's Securities, cessation of dividends, if any, to Purchaser, refusal of future subscriptions by Purchaser, and other similar acts. In the event that the Board of Directors takes any of the foregoing acts, Purchaser agrees that the Board of Directors, in its sole, absolute and reasonable discretion, may manage the remaining portion of Purchaser's investment in the Company separate and apart from the Company's assets, including without limitation selling or otherwise disposing of such assets and reinvesting the proceeds therefrom. The rights and obligations of the Board of Directors under this Section shall expressly supersede any duties that the Board of Directors may have to Purchaser under the Act or otherwise.

(d)   In addition to any remedies at law or in equity, Purchaser agrees to indemnify and hold harmless the Company, the Board of Directors, officers, shareholders and affiliates of the Company from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from any acts taken by the Board of Directors in accordance with the preceding paragraph.

7.   Confidentiality. The documents, data, materials, reports and other information provided by the Company to Purchaser (collectively, the "Information") are strictly confidential and are being made available to Purchaser with the understanding and upon the condition that the Information be used only in connection with the Purchaser's review and evaluation of the Company (the "Purpose"). By acceptance and review of the Information, Purchaser hereby acknowledges and agrees, for the benefit of the Company, on behalf of itself and, if applicable, any or all of its directors, officers, employees, agents, auditors, advisors, clients, customers and brokers, including without limitation, attorneys, accountants and/or consultants (collectively, "Representatives"), to the following: not to disclose any of the Information to any person or entity or otherwise make any of the Information public; except that any of the Information may be disclosed (i) to the Purchaser's Representatives who need to know to evaluate and accomplish the Purpose, so long as such Representatives agree to be bound by the terms and conditions hereof or (ii) in order to comply with any law, order, regulation or ruling applicable to Purchaser. Purchaser is responsible for any breach of these confidentiality provisions by Purchaser and its Representatives. Notwithstanding anything provided herein to the contrary, Purchaser shall have the right to disclose to any and all persons, without limitation of any kind, the Federal income tax treatment and structure of the transactions described herein and all materials of any kind pertaining thereto (including opinions and other tax analysis).

8.   Indemnification. Purchaser understands and acknowledges that the Company is relying on the representations, warranties and agreements made by Purchaser in this Agreement, and hereby agrees to indemnify the Company, and its shareholders, directors, officers, affiliates, agents and employees, and hold each of them harmless from and against any and all loss, damage, liability or expense, including reasonable attorneys' fees, that they or any of them may suffer, sustain or incur by reason of or in connection with (a) any material inaccuracy of Purchaser's representations or warranties set forth in this Agreement; (b) Purchaser's breach or failure to perform any covenant, undertaking or other agreement contained in this Agreement or any agreement or instrument delivered pursuant to this Agreement; (c) the inaccuracy or incompleteness of any information supplied by Purchaser under this Agreement; or (d) any claim, action, suit or proceeding relating to any of the foregoing (a) through (c).

9.   Further Assurances. All information that Purchaser has provided to the Company is true, correct and complete as of the date hereof, and Purchaser agrees to notify the Board of Directors immediately if any representation or warranty contained in this Agreement becomes untrue at any time. Purchaser agrees to provide such information and execute and deliver such documents with respect to itself and, if applicable, its direct and indirect beneficial owners, as the Board of Directors may from time to time reasonably request to verify the accuracy of Purchaser's representations and warranties herein, to establish the identity of Purchaser and, if applicable, the direct and indirect beneficial owners, and/or to comply with any law, rule, regulation or order to which the Company may be subject.

10.   Acceptance of Subscription. Purchaser understands that this Agreement is not binding on the Company until accepted by the Board of Directors, and may be rejected by the Board of Directors in whole or in part in its absolute discretion. If so rejected, the Board of Directors shall cause the return to Purchaser, without interest or deduction, any payment tendered by Purchaser, and the Company shall have no further obligation to Purchaser hereunder. Unless and until rejected by the Board of Directors, this subscription shall be irrevocable by Purchaser.

11.   Miscellaneous.

(a)   *Entire Agreement; Integration*. This Agreement (i) constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and (ii) supersedes and preempts any and all prior and/or contemporaneous agreements and understandings, both oral and written, between the parties with respect to such subject matter.

(b)   *No Assignment*. This Agreement is not assignable by Purchaser without the prior written consent of the Board of Directors.

(c)   *No Waiver*. Neither this Agreement nor any provisions hereof may be waived, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, modification, discharge or termination is sought.

(d)   *Survival*. The representations and warranties contained in this Agreement shall survive the acceptance of this Agreement and the admission of Purchaser as a shareholder of the Company.

(e)   *Successors*. This Agreement and all the terms and provisions hereof shall be binding upon the parties hereto and their respective legal representatives, heirs, successors and assigns, except as expressly herein otherwise provided.

(f)   *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to its conflict of laws principles.

(g)   *Severability*. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

(h)   *Remedies*. No remedy conferred hereunder is intended to be exclusive of any other remedy herein or by law provided or permitted, but each shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law, in equity or by statute.

(i)   *Dispute Resolution*. The Purchaser hereby irrevocably and unconditionally agrees that any suit, action or proceeding arising out of or related to this Agreement or the Company shall be brought only in the United States District Court which has jurisdiction for any such suit, action, or proceeding and the specific choice from among the foregoing shall be determined by the party initiating such suit, action or proceeding. To the fullest extent permissible by law, the Purchaser hereby consents to the personal jurisdiction, venue and forum of such courts and hereby irrevocably and unconditionally waives any claim or objection that Purchaser is not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument. Service of process on the Purchaser with regard to any such action may be made and is considered legally proper by mailing the process to Purchaser by certified mail to the address of Purchaser as provided on the signature page hereto or to any subsequent address to which notices shall be sent.

(j)   *WAIVER OF TRIAL BY JURY*. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY.

(k)   *Electronic Transmission*. Signatures to this Agreement that are transmitted electronically (*i.e.*, via e-mail or facsimile) shall be binding.

[Signature page follows]

The undersigned are signing this Agreement as of the date stated in the introductory paragraph.

SUBSCRIBER:	TO BE COMPLETED BY THE COMPANY:
_____	ACCEPTED:
Print Name of Purchaser (Individual or Entity)	
	_____
_____	
Signature	By: _____
_____	Effective Date: _____
Title (if Purchaser is an Entity)	
	Accepted Purchase Amount: $ _____
_____	
Type of Entity (*e.g., corporation, estate, trust, partnership, limited liability company, etc.*)	Payment Method: [_____]
	Securities to be issued:
_____	
Street Address	_____ shares of Common Stock.
_____	
City, State, Zip	
_____	
Telephone Number	
_____	
Facsimile Number	
_____	
Social Security Number/FEIN	
_____	
Email	
Proposed Purchase Amount: $ _____	